Mail Stop 0408


								July 11, 2006






Mark E. Kaplan, Esquire
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, New York 10020


Re: 	Cowen Group, Inc.
      Amendment No. 4 to Registration Statement on Form S-1
      File No. 333-132602
      Filed July 6, 2006



Dear Mr. Kaplan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. We note your response to comment 1 of our letter to you dated
June
30, 2006.   Please revise your disclosure or amend your agreement
with
Mr. Fennebresque, to state that he will be awarded 6.5 percent as of the date of the IPO not as of the date the stock vests.


Overview, page 1
2. We note your response to comment 4 of our letter to you dated
June
30, 2006.  Please revise as follows:
* as we requested, please disclose, in the third paragraph, the aggregate range of the amount of benefits that Societe Generale will receive in connection with the offering and separation;
* quantify the value of the "other benefits" to which you refer in the fifth line;
* as we requested, please disclose the effects, both immediate and prospective, on your financial condition and results of operations including, on the bottom of page 1, the aggregate increase in expenses, decreases in revenues increases in taxes;
* quantify, in the first full sentence on page 2, the aggregate amount of the expense for the "initial equity awards" including the expense in 2007 and 2008;
* state, in the second full paragraph, the aggregate amount of stock that you plan to issue as compensation each year; and
* clarify that any award "will," rather than "may" increase the percentage of stock owned by employees.


Growth Strategy, page 4
3. Please revise the first paragraph to reflect the information on page 43 concerning your reduction in assets by $234 million, the "need to take a selective approach to entering new businesses," and your potential need to sell stock or issue debt to support your growth of fund losses.







Benefits to Our Executive Officers and Other Senior Employees, page 9
4. We note your response to comment 6 of our letter to you dated
June
30, 2006. As we requested, please disclose, at the outset of this section, the range of aggregate value of all benefits.


Benefits to Societe Generale - page 9
5. Please revise the disclosure to reflect the net proceeds from the offering in consideration of costs to be paid by SG Americas Securities Holdings. In addition, revise the related total amount of estimated cash benefits that Societe Generale and its affiliates will receive.


Recent Developments - page 10
6. To the extent that second quarter 2006 results of operations and cash flows might be material to investors, please provide a capsule discussion of significant second quarter matters.


Risk Factors, page 14
7. Please revise the risk factor, on page 17, relating to losses to include a discussion of your recent profits of $13 million in 2005 and your decrease in revenues, increase in expenses, and increase in tax rate.
8. Please revise the risk factor, on page 17, relating to the need for capital commitments to include a discussion of the risks associated with your substantial reduction in capital.
9. We note the risk factor that you added, on page 27, relating to the stock ownership of your directors officers and employees. Please revise as follows:
* revise the percentage of beneficial ownership to indicate the range from 20 to 25 percent; and
* state that this percentage will increase each year because you plan to issue additional stock to them as part of their compensation.





Capitalization - page 30
10. Please revise the capitalization table presentation as
follows:
* delete the second sentence of note 1 and disclose that the
2,100,000
shares of restricted stock that will be issued to certain of the company`s senior employees are unvested;
* state that under generally accepted accounting principles (GAAP) these shares of unvested common stock are not included in basic shares outstanding until they vest and the restrictions lapse; and
* disclose that the restricted shares are treated as potential common shares in computing diluted earnings per share, when the effect is dilutive.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 41

Overview, page 41
11. Please delete or revise your claim, on page 42 and elsewhere, that you intend to maintain your expense relating to compensation and benefits to a range of 58 to 60 percent of total revenues.  Adjust the
range to include all compensation expenses including the expenses relating to the restricted stock and options that you are granting.
12. We note your response to comment 6 of our letter to you dated
June
30, 2006.    As we have requested, please revise the second
paragraph
on page 43 to quantify in the aggregate and list individually using bullet points the various costs of the separation, transition to a public company and other expenses and costs including the change in taxes for 2006 and for each subsequent year until the stock vests.


Auditor Engagement Letter, page 49
13. We note your response to comment 12 of our letter to you dated June 30, 2006. Please provide analysis and more descriptive detail regarding the terms of the engagement including, but not limited to, the following:
* disclose the forum for the arbitration, the basic differences in procedure, the differences in remedies and whether there is any procedure for appeal;
* explain, in easily understandable terms, the circumstances under which you are permitted to bring a claim in court;
* clarify whether the agreement limits your right to seek punitive damages or whether it prohibits you from seeking such damages;
* explain the extent to which shareholders, including those bring shareholder derivative actions, will be bound by this agreement; and
* disclose the extent to which this agreement is standard among public companies and, if not, explain why you entered into it.
Please provide us with a copy of this letter.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina M. Harley at (202) 551-3695 or
Donald
A. Walker, Jr. at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. 	Phyllis G. Korff, Esquire
      Skadden, Arps, Slate, Meagher & Flom  LLP
      Four Times Square
      New York, New York 10036




Mark E. Kaplan, Esquire
Cowen Group, Inc.
July 11, 2006
Page 6